Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)

The following slides were presented at Aetna's Investor Presentation:

[aetna logo]

Aetna to Acquire Coventry

AUGUST 20, 2012

Participants

Mark Bertolini
Chairman, Chief Executive Officer and President, Aetna Inc.

Allen Wise
Chairman and Chief Executive Officer, Coventry Health Care, Inc.

Joseph Zubretsky
Senior Executive Vice President and Chief Financial Officer, Aetna Inc.

Aetna + Coventry | August 20, 2012                                              Aetna Inc.      2

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. ("Aetna") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. ("Coventry") will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to shareholders of Coventry. Investors and security holders of Coventry are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna's internet website at http://www.aetna.com or by contacting Aetna's Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry's internet website at http://www.cvty.com or by contacting Coventry's Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 ("Aetna's Annual Report"), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 ("Aetna's Second Quarter 10-Q") which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Aetna + Coventry | August 20, 2012 Aetna Inc. 3

Cautionary Statement

Statements in this document that are forward-looking, including Aetna's projections as to the anticipated benefits of the pending transaction to Aetna, pro forma impact of the pending transaction on membership, revenues, EBITDA, business mix, premiums, parent cash flow, intangibles amortization, capital ratios, credit ratings and other metrics, the impact of the pending transaction on operating earnings per share, the synergies that may result from the pending transaction, the closing date for the pending transaction, the impact of the pending transaction on Aetna's businesses, opportunities and prospects, the transaction and integration costs Aetna will incur in connection with the pending transaction, the methods Aetna will use to finance the cash portion of the transaction, and the average interest rate Aetna will pay on the debt it incurs to finance the pending transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna's ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna's ability to promptly and effectively integrate Coventry's businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact Aetna's business operations and financial results, including Aetna's medical benefit ratios. Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of "essential benefits," employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna's business model, restrict funding for or amend various aspects of health care reform, limit Aetna's ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna's potential litigation exposure) or mandate coverage of certain health benefits); Aetna's ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna's ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services' star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna's agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna's ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna's health information technology initiatives; Aetna's ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.'s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna's payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna's ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna's products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna's financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna's Annual Report and Aetna's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna's "First Quarter 10-Q") and Aetna's Second Quarter 10-Q (together with Aetna's First Quarter 10-Q, Aetna's "Quarterly Reports"), each on file with the SEC. You also should read Aetna's Annual Report and Aetna's Quarterly Reports for a discussion of Aetna's historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Aetna + Coventry | August 20, 2012 Aetna Inc. 4

Additional Cautionary Statement

Statements in this document regarding Coventry that are forward-looking, including but not limited to the anticipated benefits of the transaction to Coventry, the projected closing date, the closing of the transaction, and the projected membership additions to Aetna, are based on Coventry's management's estimates, assumptions and projections, and are subject to significant uncertainties and risks, many of which are beyond the control of Coventry's management, including but not limited to: the failure to receive, on a timely basis or otherwise, the required approvals by Coventry's stockholders and government or regulatory agencies; the risk that a condition to closing of the proposed transaction may not be satisfied; Coventry's and Aetna's ability to consummate the proposed transaction; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the failure by Aetna to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the proposed transaction; the possibility that costs or difficulties related to the integration of Coventry's and Aetna's operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Coventry to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the implementation of health care reform legislation. Among the risk factors that may materially affect Coventry's business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in the Coventry's health care costs; general economic conditions and disruptions in the financial markets; changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government investigations or proceedings; guaranty fund assessments under state insurance guaranty association law; changes in government funding and various other risks associated with Coventry's participation in Medicare and Medicaid programs; Coventry's ability to effectively implement and manage its Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical cost and the effect on its MLR; a reduction in the number of members in its health plans; its ability to acquire additional managed care businesses and to successfully integrate acquired businesses into its operations; its ability to attract new members or to increase or maintain premium rates; the non-renewal or termination of its government contracts, unsuccessful bids for business with government agencies or renewal of government contracts on less than favorable terms; failure of independent agents and brokers to continue to market its products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in membership; negative publicity regarding the managed health care industry generally or Coventry in particular; a failure to effectively protect, maintain, and develop its information technology systems; compromises of its data security; periodic reviews, audits and investigations under its contracts with federal and state government agencies; litigation, including litigation based on new or evolving legal theories; volatility in its stock price and trading volume; Coventry's indebtedness, which imposes certain restrictions on its business and operations; an inability to generate sufficient cash to service its indebtedness; Coventry's ability to receive cash from its regulated subsidiaries; and an impairment of Coventry's intangible assets. For a further discussion of risks and uncertainties, please see the risk factors described in Coventry's Annual Report on Form 10-K for the year ended December 31, 2011 ("Coventry Annual Report"), Coventry's Quarterly Report for the quarter ending March 31, 2012 ("Coventry First Quarter 10-Q"), and Coventry's Quarterly Report for the quarter ending June 30, 2012 (together with Coventry's First Quarter 10-Q, "Coventry Quarterly Reports"), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry's historical results of operations and financial condition. Except to the extent required by applicable law, Coventry does not intend to update any such forward looking statements.

Aetna + Coventry | August 20, 2012 Aetna Inc. 5

Agenda

o        Transaction Overview
o        Strategic Rationale
o        Financial Overview
o        Conclusion

Aetna + Coventry | August 20, 2012                                               Aetna Inc.      6

Strengthening the Core and Positioning for Growth

[aetna logo]         [coventry logo]

o    Aetna�s acquisition of Coventry adds over 5 million total members
     -    Adds nearly 4 million medical members and 1.5 million PDP members
     -    Adds a growing Individual Medicare Advantage business
     -    Substantially increases our Medicaid footprint
     -    Improves our positioning and reach in Commercial businesses
     -    Adds low-cost product set built on value-based provider networks
o    Pro Forma 2012E Revenues of $50B and EBITDA of over $4B
o    Projecting $0.45 of Operating EPS accretion in 2014 and $0.90 in 2015

Note: See notes at end of presentation for additional disclosures on financial metrics. Transaction and Integration costs are excluded from Operating EPS impacts in all periods.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.      7

Key Transaction Terms

Purchase Price

- $42.08 per Coventry share in cash and stock, based on Friday's close
- Total transaction value of $7.3B, including assumption of Coventry debt

Projected Financial Impact

- Modestly accretive to Operating EPS in 2013
- $0.45 accretive to Operating EPS in 2014
- $0.90 accretive to Operating EPS in 2015
- Total expected pre-tax synergies of $400 million in 2015

Closing and Approvals

- Expect to close in mid-2013
- Subject to Coventry shareholder approval
- Subject to expiration of Hart-Scott-Rodino waiting period, and customary approvals of state departments of insurance and other regulators

Note: Estimates based on current projections. Purchase price based on closing Aetna share price on August 17, 2012. Transaction and Integration costs are excluded from Operating EPS impacts in all periods. See notes at end of presentation for additional disclosures on financial metrics.

Aetna + Coventry | August 20, 2012 Aetna Inc. 8

Agenda

o        Transaction Overview
o        Strategic Rationale
o        Financial Overview
o        Conclusion

Aetna + Coventry | August 20, 2012                                               Aetna Inc.      9

Compelling Strategic Rationale

                                            Improved
    Increased          Increased        Positioning and          Enhanced           Financially
    Membership         Government           Reach in           Capabilities          Attractive
       and              Programs         Consumer Based        for 2014 and          and Highly
 Diversification        Presence           Businesses             Beyond             Accretive

[graphic omitted]  [graphic omitted]   [graphic omitted]     [graphic omitted]    [graphic omitted]

    22 million        Over 30% of        Complementary           Low cost            Projected
     combined          pro forma           Commercial         platforms and        Operating EPS
 medical members     Revenues from          Insured            value-based          Accretion of
$50 billion in pro     Government          Businesses            networks          $0.45 in 2014
   forma 2012E          Programs                                                        and
     Revenues                                                                      $0.90 in 2015

Note: See notes at end of presentation for additional disclosures on financial metrics. Combined
Aetna + Coventry metrics are pro forma. Transaction and Integration costs are excluded from
Operating EPS impacts in all periods.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     10

Increased Medical Membership and Revenues

[graphic omitted]

                       Pro forma for the Coventry acquisition Aetna will have
                    22 million medical members and 2012E Revenues of $50 billion

Note: Membership data in millions as of June 30, 2012; Medical Membership does not include Medicare
PDP; 2012E Revenues based on company guidance, where available, otherwise First Call consensus.
Combined Aetna + Coventry metrics are pro forma. Competitor data is also pro forma for announced acquisitions where applicable. See notes at end of presentation for additional disclosures on financial metrics.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     11

Increased Revenue Diversification

                                         [graphic omitted]

                       Over 30% of Aetna's pro forma 2012E Revenues will come
                                      from Government programs

Note: 2012E Revenues are based on Company guidance. See notes at end of presentation for additional disclosures on financial metrics.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     12

A Top Player Across All Major Government Programs

[graphic omitted]

Combination meaningfully improves Aetna's Government footprint

Note: Membership as of June 30, 2012. Medicaid membership includes the Kansas contract, which was not renewed for 2013. Combined Aetna + Coventry membership is pro forma. Rankings based on available membership data for publicly-traded companies. Competitor data is pro forma for announced acquisitions where applicable.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     13

Well Rounded Medicare Portfolio

o   55% of combined                                             o   45% of combined
    Medicare Advantage                                              Medicare Advantage
    membership                                                      membership

o   Coventry adds a                                             o   Substantial commercial
    network of over                                                 conversion
    5,500 licensed                [graphic omitted]                 opportunities
    agents
                                                                o   Rounds out product
                                                                    portfolio with
o   Strengthened                                                    offerings for those
    product mix                                                     in traditional
    and distribution                                                Medicare
    effectiveness

Transaction meaningfully improves Aetna's Medicare franchise

Note: Membership percentages as of June 30, 2012. Combined Aetna + Coventry membership is pro forma.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     14

Improved Medicaid and Dual Eligibles Positioning

[graphic omitted]                           o  Doubles etna�s pro forma
                                               Medicaid revenues

                                            o  Triples Aetna�s pro forma
                                               Medicaid risk membership

                                            o  Aetna�s pro forma Medicaid
                                               footprint will cover 14
                                               states where over one
                                               third of all Medicaid and
                                               Dual Eligible members
                                               reside

Combination improves Aetna's positioning for future
Medicaid opportunities

Note: Pro forma dual eligible footprint assumes Aetna is not eligible to win dual eligible membership in California. Combined Aetna + Coventry membership is pro forma.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     15

Enhanced Geographic Profile


Top 10 Aetna Medical Membership States
Top 10 Coventry Medical Membership States
Aetna and Coventry Top 10 Medical Membership States

- Adds nearly 4 million medical members and 1.5 million PDP members
- Increases medical membership in two of Aetna's top 10 States
- Opens other geographies where Aetna historically has not had a strong presence

Transaction enhances geographic footprint and improves local commercial presence

Aetna + Coventry | August 20, 2012 Aetna Inc. 16

Complementary Commercial Insured Profile

[graphic omitted]                           o  Over $26 billion of 2012E
                                               pro forma Commercial
                                               Insured Premiums

                                            o  Pro forma Commercial
                                               Insured business maintains
                                               a balanced distribution

                                            o  Over 2 million pro forma
                                               Small Group and Individual
                                               Members spanning almost 40
                                               States

                          Coventrys' focus on smaller accounts complements
                           Aetna's historic strengths with larger groups

Note: Membership as of June 30, 2012 in thousands. Combined membership is pro forma.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     17

Enhanced Capabilities for 2014 and Beyond

    [graphic omitted]                     [graphic omitted]                 [graphic omitted]

o  Increased presence in              o  Local provider                  o  Build sustainable
   Individual business to                relationships and low              long-term model by
   position Aetna for                    cost structure are                 aligning provider
   growth via the                        attractive to small                rewards with
   Healthcare Exchanges                  groups                             outcomes

                      The combination of Aetna's and Coventry's expertise will
                        position our consumer businesses for success in 2014

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     18

Agenda

o   Transaction Overview
o   Strategic Rationale
o   Financial Overview
o   Conclusion

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     19

Investment Highlights

|X|  Increased membership, while maintaining a balanced and diversified portfolio of businesses

|X|  Responsibly expanding Aetna�s Medicare and Medicaid businesses at a valuation more aligned with diversified managed care players

|X|  Expanding our presence and enhancing our capabilities in consumer-based businesses

|X|  Gaining access to one of the industry�s most efficient cost structures

|X|  Financially attractive returns

     -    Creating significant synergy value

     -    Using our capital management expertise and balance sheet flexibility to generate attractive returns for shareholders

                   The acquisition of Coventry is consistent with our strategy to create shareholder value

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     20

Aetna + Coventry at a Glance

[graphic omitted]

Note: Membership as of June 30, 2012 in thousands. Combined Aetna + Coventry metrics are estimated and / or pro forma. See notes at end of presentation for additional disclosures on financial metrics.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     21

Purchase Price and Synergies

Purchase Price

- Purchase price of $42.08 per share, based on Friday's close
  - $27.30 per share in cash consideration
  - 0.3885 shares of Aetna stock per Coventry share
  - Implied consideration mix: 65% Cash and 35% Stock
- Premium of 29% based on 30-day average closing price

Synergies

- Synergies of $400 million annually expected in 2015
  - Reduced operating expenses
  - Modest network, medical management and pharmacy benefit management synergies

Integration Costs

- One-time transaction-related costs of $120 million, including up to $50 million of costs in 2012
- Cumulative integration costs of $250 to $300 million through 2015
- To be excluded from Operating Earnings in all periods

Note: Estimates based on current projections. Purchase price based on closing Aetna share price on August 17, 2012. Synergies, transaction costs and integration costs are pre-tax.

Aetna + Coventry | August 20, 2012 Aetna Inc. 22

Financial Impact

[graphic omitted]

Note: Estimates based on current projections. Transaction and Integration costs are excluded from
Operating EPS impacts in all periods. Synergies, transaction costs and integration costs are pre-tax. See notes at end of presentation for additional disclosures on financial metrics.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     23

Sources and Uses of Funds

[graphic omitted]

                      The average interest rate on Aetna's transction debt is
                                    projected to be less than 3%

Note: Excludes transaction expenses.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     24

Cash Flow and Capital Management

Cash Flows	• **2012 pro forma EBITDA of over $4B** • **2012 pro forma Parent Cash Flow of $2.2B** • Deal related amortization of up to $125 million per year
Debt-to-Total Capitalization Ratio	• Expected to be ~40% at closing • Projected to return to ~35% over two years
Risk Based Capital	• Pro Forma RBC Ratio of ~285% of Company Action Level • Expected to remain at those levels
Credit Rating	• Have held discussions with the ratings agencies • Expect to maintain solid investment grade ratings
Shareholder Dividend	• No change in Aetna's dividend policy
Share Repurchases	• Expect to maintain an active share repurchase program post-close

We remain confident in the strength of Aetna's balance sheet and cash flows

Note: Estimates based on current projections. See notes at end of presentation for additional disclosures on financial metrics. Combined Aetna + Coventry metrics are pro forma.

Aetna + Coventry | August 20, 2012 Aetna Inc. 25

Key Steps for a Successful Integration

[graphic omitted]

                        Aetna's recent integration experience gives us great
                         confidence in our ability to execute on our plans

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     26

Agenda

o    Transaction Overview
o    Strategic Rationale
o    Financial Overview
o    Conclusion

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     27

Strengthening the Core and Positioning for Growth

[graphic omitted]

o   Aetna�s acquisition of Coventry adds over 5 million total members

    -   Adds nearly 4 million medical members and 1.5 million PDP members

    -   Adds a growing Individual Medicare Advantage business

    -   Substantially increases our Medicaid footprint

    -   Improves our positioning and reach in Commercial businesses

    -   Adds low-cost product set built on value-based provider networks

o   Pro Forma 2012E Revenues of $50B and EBITDA of over $4B

o   Projecting $0.45 of Operating EPS accretion in 2014 and $0.90 in 2015

Note: See notes at end of presentation for additional disclosures on financial metrics. Transaction and Integration costs are excluded from Operating EPS impacts in all periods.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     28

Notes

1.   Projected operating earnings per share, projected EBITDA, and projected return on invested capital (ROIC) exclude from net income any net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. Projected operating earnings per share, projected EBITDA, and projected ROIC also exclude projected integration and one-time transaction costs related to the
     Coventry acquisition. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than projected integration and one-time transaction costs related to the Coventry acquisition) and therefore cannot reconcile projected operating earnings per share, projected EBITDA, or projected ROIC to the related GAAP measures in any period. Although the excluded items may recur, management believes that operating earnings and operating earnings per share provide a more useful comparison of Aetna�s underlying business performance from period to period. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna�s business operations. In addition, management uses operating earnings to assess business performance and to make decisions regarding Aetna�s operations and allocation of resources among Aetna�s businesses. Operating earnings is also the measure reported to the Chief Executive Officer for these purposes.

2.   Projected revenues also exclude any net realized capital gains or losses and other items, if any, from total revenue. Aetna is not able to project the amount of net realized capital gains or losses or any such other items (other than projected integration and one-time transaction costs related to the Coventry acquisition) and therefore cannot reconcile projected revenue to projected total revenue or to a projected change in total revenue in any period.

3.   Projected parent cash flow represents net dividends from subsidiaries and other net-non regulated cash flows.

4.    Projected cash basis accretion also excludes the impact of projected transaction-related intangible amortization from projected operating earnings.

Aetna + Coventry | August 20, 2012                                               Aetna Inc.     29